Mail Stop 3561

July 10, 2008

By Facsimile and U.S. Mail

Edward E. Cohen
Chief Executive Officer of the General Partner
Atlas Pipeline Holdings, L.P.
1550 Coraopolis Heights Road
Moon Township, PA 15108

> **Re: Atlas Pipeline Holdings, L.P.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 3, 2008**
> **File No. 1-32953**
> **Atlas Pipeline Partners, L.P.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed February 29, 2008**
> **Form 8-K Filed September 14, 2007**
> **File No.'s 1-14998**

Dear Mr. Cohen:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Reviewer